April 26, 2011

VIA EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc. (the “Company,” “we” or “us”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010
File No. 0-23363

Dear Ms. Jenkins:

We have received your letter dated March 29, 2011 regarding the above referenced filing. Please find our responses to your comments below.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, each of your original comments appears in bold text, followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

Financial Presentation of Litigation Settlement, page 29

1.	We note in your response to comment two of our letter dated February 25, 2011 that the tax effects for amortization of service agreements, expenses associated with your Christie Dental acquisition, and write-off of expenses associated with debt refinancing were all calculated using your consolidated tax rate. Please tell us the consolidated tax rate(s) that you applied to each of these adjustments and further explain to us how you determine your consolidated tax rate.

The Company’s Response:

Our consolidated effective tax rate for the year ended December 31, 2009 was 39.7%. This rate was determined based on our income; statutory tax rates, including a Federal rate of 35% and a blended state rate of 4.7%; and tax planning opportunities available to us in the various jurisdictions in which we operate (ASC 740-50-11 & 12). All of the non-GAAP adjustments for the year ended December 31, 2009 were tax effected at the same 2009 effective tax rate of 39.7%.

The following table provides additional detail regarding our calculation of the non-GAAP expense items (in thousands):

	Gross Amount	Tax Effect		Amount Net of Tax
		Amount	Rate
Write-off of expenses associated with debt refinancing	$989	$393	39.7%	$596
Expenses associated with Christie Dental acquisition	561	223	39.7%	339
Amortization of service agreement intangible assets	9,137	3,628	39.7%	5,509

	$10,687	$4,244	39.7%	$6,444

Critical Accounting Policies and Estimates, page 39

Goodwill and Intangible Assets, page 40

2.	We note your response to comment four of our letter dated February 25, 2011. Please provide us with the service agreements for your Metro Dentalcare and Barzman, Kasimov & Vieth transactions or tell us where they can be located. Aside from differences in state regulations, please confirm for us that these service agreements are representative of the type of service agreements entered into for your business combinations and asset acquisitions.

The Company’s Response:

In connection with the acquisition of Metropolitan Dental Holdings, Inc., a management service organization that we accounted for as a business combination, we simultaneously entered into a service agreement with the affiliated practice. That service agreement is filed with the SEC as exhibit 10.49 to our annual report on Form 10-K for the year ended December 31, 2009 and is titled the Second Amended and Restated Service Agreement by and among Northland Dental Partners, PLLC, Family Periodontic Specialists, P.L.C., Family Oral Surgery Specialists, PLC, Family Endodontic Specialists, PLC and our subsidiary American Dental Partners of Minnesota, LLC, effective as of January 1, 2010 (“Northland SA”). For your convenience, we have supplementally provided to you a copy of the Northland SA.

In connection with the acquisition of Barzman, Kasimov & Vieth (“BKV”), in which we acquired the non-clinical assets of BKV (primarily assets associated with four dental facilities), we did not enter into a separate service agreement with BKV. Instead, the clinical assets that we did not acquire, including dentist employment agreements, payor contracts and patient accounts receivable of BKV were assigned by BKV to Western New York Dental Group, P.C., a group dental practice already affiliated with us. Accordingly, the BKV dentists became employees of Western New York Dental Group, P.C. and the four dental facilities became subject to the existing service agreement between Western New York Dental Group, P.C. and ur subsidiary, ADP of New York, LLC. The terms of that service agreement may differ in some respects from the Northland SA as a result of negotiated terms, applicable state law and changes made over time as a result of our experiences, but in general, the terms are substantially similar to those of the Northland SA. The service agreement we entered into with Western New York Dental Group, P.C. is not filed as an exhibit to any of our filings because we have determined that it is not a material contract, but for your convenience and as requested in your comment, we have supplementally provided it to you.

3.	We note in your response to comment four of our letter dated February 25, 2011 that for your non-MSO transactions you did not acquire or did not maintain any processes to be applied to inputs that had the ability to create outputs. Please review your analysis to discuss whether the non-MSO’s consisted of inputs and processes applied to those inputs that would have allowed a market participant to create outputs at the time of your acquisitions. Refer to FASB ASC 805-10-55-5 and 55-8.

The Company’s Response:

In our non-MSO acquisitions, we acquire selected assets that are primarily related to the physical assets of the dental facilities and much if not all of the pre-existing management processes either are not acquired or abandoned. Simultaneously, the sellers retain or assign the clinical assets to an existing or newly formed affiliated practice. It is the combination of the acquired inputs with our employees and management processes that allow us to generate output in the form of management services and therefore management service revenue. Accordingly, we have concluded that we neither acquire a clinical business nor a management service business and therefore have accounted for non-MSO transactions as acquisitions of assets (ASC 805-10-25-1, 805-1-55-5 and 55-8).

Based on our experience, the market participant or our competition for non-MSO acquisitions has typically been dentist(s) who often times are already employed by the seller(s). These market participants would have acquired all inputs and processes, including clinical inputs and processes and certain non-clinical inputs and processes which we would not acquire. Therefore, a dentist acquirer would acquire all the inputs and processes necessary to continue to support the generation of patient revenue and would likely conclude it acquired a business.

Although we do not believe that we have acquired a business as defined by ASC 805, had we accounted for these acquisitions as business combinations rather than acquisitions of assets, we believe any portion of the purchase consideration allocable to goodwill would not be material.

Item 8. Financial Statements and Supplementary Data, page 45

Notes to Consolidated Financial Statements, page 52

(2) Summary of Significant Accounting Policies, page 52

Basis of Presentation and Principles of Consolidation, page 52

4.	We note in your response to comment six of our letter dated February 25, 2011 that in assessing the provisions of the service agreement with respect to determinants of patient revenue of an affiliated practice’s business, you have concluded that the affiliated practice has exclusive power to direct these activities. Please further describe the responsibilities of the affiliated practices, the Company, and the Policy Board with respect to all aspects of patient revenues, including fee schedules for all dental and ancillary services rendered by the affiliated practice, discounted fee practices and schedules, and contractual relationships between affiliated practices and outside or institutional dental care providers and third-party payors. Also include a reference to the applicable section(s) of the service agreement that governs these responsibilities, and tell us whether the owner dentists typically approve or disapprove of the recommendations of the Company and the Policy Board.

The Company’s Response:

We negotiate the terms of our service agreement with each affiliated practice on an individual basis. As a result of negotiated terms, applicable state law and changes made over time as a result of our experiences, the terms of the service agreements with the affiliated practices, though substantially similar, are not the same. Therefore, for purposes of our response to your comment, we will be referring to the provisions of the Northland SA and the Amended and Restated Service Agreement, as amended, between our subsidiary, Smileage Dental Care, Inc. (subsequently renamed American Dental Partners of Wisconsin, LLC), and Wisconsin Dental Group, S.C., as filed with the SEC as exhibit 10(GG) to our annual report on Form 10-K for the year ended December 31, 2004 (“Forward SA”). For your convenience, we have also supplementally provided to you a copy of the Forward SA, and all amendments thereto.

The economic performance of an affiliated practice is determined by the dental care provided by dentists and hygienists (under the supervision of dentists) of an affiliated practice that results in the recognition of patient revenue by the affiliated practice. Pursuant to each of our service agreements, we have determined that the affiliated practice and its dentists control all of the key decisions that affect patient revenue. We have described below the responsibilities of an affiliated practice, us and the Policy Board with respect to patient revenue, and have included references to the applicable sections of the Northland SA and Forward SA, in response to your comment.

Responsibilities of Affiliated Practice. With respect to aspects of patient revenue, the affiliated practice has the following responsibilities:

•

All Dental Decisions shall be made solely by the affiliated practice. For purposes of the Northland SA, Dental Decisions means, in pertinent part, decisions relating directly to (a) recruitment of dentists for the affiliated practice, including evaluating the background, experience, qualifications, specialties and other credentials of such individuals; (b) fee schedules for the affiliated practice’s services, including without limitation the affiliated practice’s usual and customary fee schedule and related pricing, credit, warranty and refund policies; (c) advertising and marketing activities relating to the affiliated practice’s services; (d) third-party payor contracting; (e) hours of operation of the affiliated practice’s dental practice; and (f) any other dental care related functions or decisions agreed upon by the parties. [Northland SA, Section 3.3].

For purposes of the Forward SA, Dental Decisions means, in pertinent part, decisions relating directly to: (a) recruitment of dentists for the affiliated practice, including the evaluation of the background, experience, qualifications, specialties and other credentials of recruited dentists; (b) fee schedules for the affiliated practice’s services, including without limitation the affiliated practice’s usual and customary fee schedule; (c) any other dental care related functions or decisions agreed upon by the parties; and (d) to the extent required by applicable law, third-party payor contracting. [Forward SA, Section 3.3]. While the Forward SA does not specifically identify the determination of hours of operations of the dental practice as a Dental Decision, as discussed further below, scheduling of dentists is the responsibility of the affiliated practice under the Forward SA, and that effectively determines hours of operation of the dental practice.

Notwithstanding any other provisions of the service agreement to the contrary, all Dental Decisions are to be made solely by the affiliated practice or its members of the Policy Board. [Northland SA, Section 3.3; Forward SA, Section 3.3].

•

Determining the fees to be charged for dental services is a significant factor in patient revenues. Approval of fee schedules shall be a Dental Decision. [Northland SA, Section 3.2(d); Forward SA, Section 3.2(d)].

•

Determining the dentists to be hired and terminated by the affiliated practice are significant factors in levels of patient revenue. The affiliated practice shall retain that number of dentists which are necessary and appropriate, in the affiliated practice’s sole discretion (following consultation with us under the Forward SA), to provide dental care to reasonably meet the demand therefor. [Northland SA, Section 5.2(a); Forward SA, Section 5.2(a)]. The affiliated practice is solely responsible for recruitment of dentists. [Northland SA, Section 3.3; Forward SA, Section 3.3]. It shall be and remain the sole and complete responsibility of the affiliated practice to interview, select, contract with, supervise, control and terminate all dentists performing dental care or other professional dental services. [Northland SA, Section 4.15; Forward SA, Section 4.15].

•	Determining the hours that the dental facilities are operational and patient scheduling at the dental facilities are significant factors in patient revenue. The affiliated practice is solely responsible for determining the hours of operation of the dental practice. [Northland SA, Section 3.3; there is no comparable provision contained in the Forward SA]. With our assistance, the affiliated practice and its dentists shall be responsible for scheduling dentists and non-dentist dental care personnel coverage of all dental procedures. [Northland SA, Section 5.4; Forward SA, Section 5.4]. The affiliated practice shall, with assistance from us, develop a set of guidelines for patient scheduling, scheduling of the affiliated practice’s personnel and a scheduling system. [Northland SA, Section 5.2(b); Forward SA, Section 5.2(b)].

•

The affiliated practice has final authority over contractual arrangements entered into by the affiliated practice, including third-party payor conracts. Under the Northland SA, third-party payor contracting is a Dental Decision, and therefore, the affiliated practice is solely responsible for approval of the terms thereof. [Northland SA, Section 3.3]. Under the Forward SA, third-party payor contracting is a Dental Decision, to the extent required by applicable law [Forward SA, Section 3.3], and no contract or arrangement regarding the provision of Dental Care shall be entered into without the consent of the affiliated practice [Forward SA, Section 4.10].

Responsibilities of the Company. With respect to aspects of patient revenue, our responsibilities are primarily those of a support function, and are outlined below:

•

We assist the affiliated practice with analyzing and negotiating third-party payor contracts, but the contracts are between the third-party payor and the affiliated practice, not us. Accordingly, we can neither provide dental care nor enter into a contract to provide dental care for generating patient revenue. To the extent reasonably requested by the affiliated practice, we shall advise the affiliated practice with respect to, and negotiate such contractual arrangements with third parties as are reasonably necessary and appropriate for the affiliated practice’s provision of dental care. [Northland SA, Section 4.10; Forward SA, Section 4.10]. Notwithstanding the foregoing, under the Northland SA, third-party payor contracting is a Dental Decision, and therefore, the affiliated practice is solely responsible for approval of the terms thereof. [Northland SA, Section 3.3]. Under the Forward SA, third-party payor contracting is a Dental Decision, to the extent required by applicable law [Forward SA, Section 3.3], and no contract or arrangement regarding the provision of dental care shall be entered into without the consent of the affiliated practice [Forward SA, Section 4.10].

•	Credit, billing and collection policies are discussed below in Comment 6.

•

We assist the affiliated practice with recruiting, but we cannot enter into employment agreements with dentists and we do not employ dentists who generate patient revenue. Upon the affiliated practice’s request, we shall perform all services reasonably necessary and appropriate in connection with the recruitment of dentists; however, it shall be and remain the sole and complete responsibility of the affiliated practice to interview, select, contract with, supervise, control and terminate all dentists performing dental care or other professional dental services. [Northland SA, Section 4.15; Forward SA, Section 4.15].

Responsibilities of the Policy Board. With respect to aspects of patient revenue, the Policy Board has the following responsibilities, although certain of these responsibilities and authority rest exclusively with the members of the Policy Board designated by the affiliated practice or with the affiliated practice:

•

All advertising and other marketing of the dental services performed at the dental facilities shall be subject to the prior review and approval of the Policy Board under the Northland SA. [Northland SA, Section 3.2(c)]. Notwithstanding the foregoing, advertising and marketing activities are Dental Decisions under the Northland SA, and therefore, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and approval, and the non-dentist members of the Policy Board may participate in the related analysis and discussion. [Northland SA, Section 3.3]. The Policy Board shall review and make recommendations regarding advertising and other marketing under the Forward SA. [Forward SA, Section 3.2(c)].

•

As part of the annual operating budget, in consultation with the affiliated practice and us, the Policy Board shall review and make recommendations concerning the fee schedules and collection policies for all dental and ancillary services rendered by the affiliated practice, and approval of the fee schedules shall be a Dental Decision. [Northland SA, Section 3.2(d); Forward SA, Section 3.2(d)]. Notwithstanding the foregoing, establishment of fees schedules is a Dental Decision, and therefore, under the Northland SA, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and recommendation, and the non-dentist members of the Policy Board may participate in the related analysis and discussion. [Northland SA, Section 3.3]. Under the Forward SA, the decision with respect to fee schedules shall be made solely by the affiliated practice. [Forward SA, Section 3.3].

•

Decisions regarding the establishment or maintenance of contractual relationships between the affiliated practice and outside or institutional dental care providers and third-party payors shall be subject to the review and recommendations of the Policy Board. [Northland SA, Section 3.2(e); Forward SA, Section 3.2(e)]. Notwithstanding the foregoing, under the Northland SA, third-party payor contracting is a Dental Decision, and therefore, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and recommendation, and the non-dentist members of the Policy Board may participate in the related analysis and discussion. [Northland SA, Section 3.3]. Under the Forward SA, third-party contracting is a Dental Decision to the extent required by applicable law, and in such case the determinations with respect to third-party payor contracting are solely the responsibility of the affiliated practice. [Forward SA, Section 3.3]. No contract or arrangement regarding the provision of dental care shall be entered into without the consent of the affiliated practice. [Forward SA, Section 4.10]. The affiliated practice, not us, is party to third-party payor contracts.

•

All discounted fee practices and schedules, including individual provider or specialty discount arrangements, preferred provider organization discounts and capitated fee arrangements shall be subject to the review and recommendations of the Policy Board. [Northland SA, Section 3.2(e)]. Notwithstanding the foregoing, under the Northland SA, fee schedules and third-party payor contracting are Dental Decisions, and therefore, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and recommendation, and the non-dentist members of the Policy Board may participate in the related analysis and discussion. [Northland SA, Section 3.3]. Under the Forward SA, fee schedules and third-party payor contracting (to the extent required by law) are Dental Decisions, and therefore solely the responsibility of the affiliated practice. [Forward SA, Section 3.3]. Further, under the Forward SA, no contract or arrangement regarding the provision of Dental Care shall be entered into without the consent of the affiliated practice. [Forward SA, Section 4.10]. The affiliated practice’s consent is required to establish fees to be charged for dental care. [Forward SA, Section 4.11].

•

The Policy Board shall review and approve personnel manpower plans for the affiliated practice and dental facility-level support personnel developed by us. [Northland SA, Section 3.2(h); Forward SA, Section 3.2(h)]. Notwithstanding the foregoing, under the Northland SA, hours of operation of the dental practice are a Dental Decision, and therefore, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and approval, and the non-dentist members of the Policy Board may participate in the related analysis and discussion. [Northland SA, Section 3.3]. The affiliated practice and its dentists are responsible for scheduling dentist and non-dentist dental care personnel coverage of all dental procedures. [Northland SA, Section 5.4]. With our assistance, the affiliated practice and its dentists shall be responsible for scheduling dentists and non-dentist dental care personnel coverage of all dental procedures. [Northland SA, Section 5.4; Forward SA, Section 5.4].

As you noted in your comment, following our assessment of the provisions of the service agreements we have entered into with the affiliated practices, we have concluded that the affiliated practices have the exclusive power to direct the activities that are the primary determinants of patient revenue, as referenced above.

Your comment asks whether the owner dentists typically approve or disapprove of a recommendation made by us or the Policy Board. With respect to our recommendations, it is difficult to generalize. Approval varies depending on the affiliated practice, our relationship at that time with the affiliated practice, the reasons for the recommendation and the subject matter underlying the recommendation. Frequently, our interests are aligned with those of the affiliated practice and that alignment will be reflected in the recommendations that we make, but that alignment does not always exist and, even when it does, there is no guarantee that our recommendations will be adopted by the owner dentists. With respect to recommendations from the Policy Board, it is important to remember that the affiliated practice has equal representation on the Policy Board (with representatives typically being owner dentists) such that anything the Policy Board approves necessarily entails some degree of consent or approval from the affiliated practice. There is a high probability therefore that Policy Board recommendations will be adopted by the owner dentists.

5.	We note in your response to comment six of our letter dated February 25, 2011 that in assessing the provisions of the service agreement with respect to expenses incurred in the operation of the affiliated practice’s business, you have concluded that the affiliated practice has the exclusive power to direct the most significant activities that result in expenses to the affiliated practice, including expenses related to dental care of patients and the compensation and benefits of the dentists. Please further describe to us the responsibilities of the affiliated practices, the Company, and the Policy Board with respect to all aspects of expenses incurred in the operation of the affiliated practices, including the annual budget approval process, any subsequent adjustments to the approved budget, and the review and monitor of the financial performance of affiliated practices with respect to the attainment of its budgeted goals. Also include a reference to the applicable section(s) of the service agreement that governs these responsibilities.

The Company’s Response:

The economic performance of the affiliated practice is affected by expenses incurred, including the compensation and benefits of its dentists and its other operating expenses. We have concluded that the affiliated practice has the exclusive power to direct the most significant activities that result in expenses to the affiliated practice, including expenses related to dental care of patients and the compensation and benefits of the dentists. We have described below the responsibilities of the affiliated practice, us and the Policy Board with respect to the expenses of the affiliated practice, and have included references to the applicable sections of the Northland SA and Forward SA, in response to your comment. Following this discussion, we have described the responsibilities of the parties with respect to the annual budget approval process, any subsequent adjustments to the approved budget and the review and monitoring of the financial performance of the affiliated practice with respect to the attainment of its budgeted goals.

Responsibilities of Affiliated Practice. With respect to clinical and other expenses, the affiliated practice has the following responsibilities:

•	All Dental Decisions, including decisions that result in expenses being incurred by the affiliated practice as a result of the Dental Care of the patients, shall be made solely by the affiliated practice. For purposes of the Northland SA, Dental Decisions means, in pertinent part, decisions relating directly to types and levels of dental care to be provided and methodologies and techniques for the provision of dental care, including without limitation the selection of a course of treatment for a patient, the procedures or materials to be used as part of such course of treatment, and the manner in which such course of treatment is carried out. [Northland SA, Section 3.3]. For purposes of the Forward SA, Dental Decisions means, in pertinent part, decisions relating directly to types and levels of dental care to be provided. [Forward SA, Section 3.3].

•

The affiliated practice is responsible for determining and paying the compensation and benefits for all dentists. The affiliated practice has its own internal governance structure, which is not controlled in any way by us, and matters involving internal management, control and finances, including compensation of dentists employed by the affiliated practice, remain the sole and exclusive responsibility of the affiliated practice. [Northland SA, Section 2.4; Forward SA, Section 2.4]. The affiliated practice is responsible for paying the compensation and benefits for all dentists and any other dentist personnel or other contracted or affiliated dentists, and for withholding all sums for income tax, unemployment insurance, Social Security or any other withholding required by applicable law. [Northland SA, Section 5.2(a); Forward SA, Section 5.2(a)].

•

The affiliated practice determines the dental equipment that is reasonably required for the provision of dental care to patients. The affiliated practice has final authority in all dental equipment selections, subject to economic feasibility as set forth in the approved operating budgets under the Northland SA. [Northland SA, Section 4.2(b)]. Subject to economic feasibility as set forth in the approved operating budgets, the affiliated practice shall advise us in all dental equipment selections under the Forward SA. [Forward SA, Section 4.2(b)].

Responsibilities of the Company. With respect to clinical and other expenses, our responsibilities are outlined below:

•

We lease or otherwise acquire the dental facilities; however, in many cases, the specific locations and terms of the lease have been determined by the affiliated practice prior to affiliation with us. We are responsible for leasing, acquiring or otherwise procuring dental facilities, taking into consideration the professional concerns of the affiliated practice, and we are responsible for repair and maintenance of each dental facility. [Northland SA, Section 4.1; Forward SA, Section 4.1]. The locations of the dental facilities are subject to approval by the Policy Board under the Northland SA. [Northland SA, Section 4.1].

•

We select and provide non-dental equipment, furniture and fixtures. We are responsible for providing all non-dental equipment, fixtures, office supplies, furniture and furnishings that we deem reasonably necessary for the operation of each dental facility or reasonably necessary for the provision of dental care. [Northland SA, Section 4.2(a); Forward SA, Section 4.2(a)].

•

We provide or finance dental equipment that is selected by the affiliated practice. We are required to provide or finance such dental equipment as is reasonably required by the affiliated practice for the provision of dental care; however, the affiliated practice has final authority in all dental equipment selections, subject to economic feasibility as set forth in the approved operating budgets under the Northland SA. [Northland SA, Section 4.2(b)]. Subject to economic feasibility as set forth in the approved operating budgets, the affiliated practice shall advise us in all dental equipment selections under the Forward SA. [Forward SA, Section 4.2(b)]. We are responsible for repairing, maintaining, keeping in good condition and replacing (as reasonably necessary) all equipment. [Northland SA, Section 4.2(c); Forward SA, Section 4.2(c)].

•

We select and provide dental supplies and office supplies. We are required to provide dental supplies and office supplies as are reasonably necessary or appropriate for the operation of each dental facility. [Northland SA, Section 4.4; Forward SA, Section 4.2(c)].

•

We employ and determine the compensation for non-dentist personnel, subject to input and requests by the affiliated practice and Policy Board approval of the personnel manpower plan. We are required to employ and are responsible for recruiting, hiring and terminating non-dentist personnel that we deem necessary and appropriate for the performance of our duties and obligations under the service agreement; provided that we will seek and consider advice, input and requests of the affiliated practice to personnel matters. We are solely responsible for determining compensation and fringe benefits of such personnel. [Northland SA, Section 4.9; Forward SA, Section 4.9]. Notwithstanding the foregoing, the Policy Board reviews and approves the personnel manpower plans for the affiliated practice and the practice-level support personnel developed by us. [Northland SA, Section 3.2(h); Forward SA, Section 3.2(h)].

Responsibilities of the Policy Board. With respect to clinical and other expenses, the Policy Board has the following responsibilities:

•

The Policy Board reviews and approves the personnel manpower plans for the affiliated practice and the practice-level support personnel developed by us. [Northland SA, Section 3.2(h); Forward SA, Section 3.2(h)]. However, under the Northland SA, hours of operation of the dental practice are a Dental Decision, and therefore, the members of the Policy Board designated by the affiliated practice are solely responsible for such review and approval, and the non-dentist members of the Policy Board may participate in the related analysis and discussion [Northland SA, Section 3.3]; and the affiliated practice and its dentists are responsible for scheduling dentist and non-dentist dental care personnel coverage of all dental procedures. [Northland SA, Section 5.4]. With our assistance, the affiliated practice and its dentists shall be responsible for scheduling dentists and non-dentist dental care personnel coverage of all dental procedures. [Northland SA, Section 5.4; Forward SA, Section 5.4 ]. The affiliated practice is responsible for paying the compensation and benefits for all dentists and any other dentist personnel or other contracted or affiliated dentists. [Northland SA, Section 5.2(a); Forward SA, Section 5.2(a)].

Annual Budget Process and Reviews. Under the terms of our service agreements, we and the affiliated practice cooperate to develop a budget for each calendar year. In preparing the budget, the affiliated practice provides to us (i) the affiliated practice’s anticipated hours for providing dental care, (ii) gross production per hour goals for each dentist and dental hygienist in providing dental care, and (iii) expenses for compensating dentists and other expenses that are considered “provider expenses” under the service agreement. [Northland SA, Section 4.13(a)]. In consultation with the affiliated practice, we use this information provided by the affiliated practice to develop a proposed budget for that calendar year, and that budget will include an estimate of the affiliated practice’s revenue and expenses for that year, including the service fee that will be paid to us. [Northland SA, Section 4.13(a); Forward SA, Section 3(a) of Fourth Amendment]. The proposed budget is presented to the Policy Board. [Northland SA, Section 4.13(a); Forward SA, Section 3(a) of Fourth Amendment]. The budget is subject to review, comment and approval of the Policy Board. [Northland SA, Sections 3.2(b) and 4.13(a); Forward SA, Sections 3.2(b) and 3(a) of Fourth Amendment]. The budget is also subject to our approval because we are the primary source of working capital and other capital for the affiliated practice’s operations. [Northland SA, Section 4.13(a); Forward SA, Section 3(a) of Fourth Amendment].

If the proposed budget is not approved by the Policy Board or us, then we will, in consultation with the affiliated practice, revise the budget, taking into consideration the comments of the Policy Board, and deliver the revised budget to the Policy Board for approval. If a proposed budget is not approved by the Policy Board and us for a calendar year, then the budget in effect for the prior year will be deemed adopted until a new budget is approved. [Northland SA, Section 4.13(a); Forward SA, Section 3(a) of Fourth Amendment].

The Policy Board then reviews and monitors the financial performance of the affiliated practice with respect to the attainment of its budgeted goals. [Northland SA, Section 3.2(m); Forward SA, Section 3.2(m)].

6.	We note in your response to comment six of our letter dated February 25, 2011 that in assessing the provisions of the service agreement with respect to billing and collection of patient accounts of the affiliated practice, you have concluded that the affiliated practice has the power to control these activities. Please further describe to us the responsibilities of the affiliated practices, the Company, and the Policy Board with respect to all aspects of collection policies, and include a reference to the applicable section(s) of the service agreement that governs these responsibilities. Also further explain to us the factors you considered to arrive at your conclusion that the affiliated practices have the power to control collection policies. In this regard, it is unclear to us what responsibilities the affiliated practices have for the collection policies based on your response.

The Company’s Response:

We implement collection policies of an affiliated practice pursuant to the provisions of the service agreement between the affiliated practice and us. Under the Northland SA, we assist the affiliated practice with the establishment and maintenance of credit, billing and collection policies and procedures, and we exercise reasonable efforts to bill and collect on behalf of the affiliated practice in a timely manner all professional and other fees for all billable dental care. [Northland SA, Section 4.11]. Under the Forward SA, on behalf of and for the account of the affiliated practice, we establish and maintain credit and billing and collection policies and procedures and exercise reasonable efforts to bill and collect in a timely manner all professional and other fees for all dental care provided by the affiliated practice; provided that the affiliated practice must provide consent to establish fees to be charged for dental care. [Forward SA, Section 4.11].

In our interactions with an affiliated practice’s patients, our administrative staff responsible for issuing account statements, posting payments received on accounts and communicating with patients act in accordance with the collection policies of the affiliated practice.

Pursuant to Section 3.2(d) of the Northland SA, the Policy Board, in consultation with the affiliated practice and us, reviews and makes recommendations concerning collection policies for all dental and ancillary services rendered by the affiliated practice.

Pursuant to Section 4.11 of the Northland SA, we are required to assist the affiliated practice with the establishment and maintenance of credit, billing and collection policies and procedures, and we are required to exercise reasonable efforts to bill and collect on behalf of an affiliated practice in a timely manner all professional and other fees for all billable dental care provided by an affiliated practice. Further, an affiliated practice appoints us agent and grants us power of attorney to act on its behalf.

The affiliated practices offer to patients the opportunity to establish what are common for many service professions and are known as “open accounts” for charges for professional services provided. Such open accounts are legally formalized in a financial policy that is agreed to between an affiliated practice and a patient (“Financial Policy”), not between us and a patient. The Financial Policy is a contractual arrangement regarding dental care, entered into between the affiliated practice and its patients. Under the Forward SA, no contract or arrangement regarding the provision of dental care shall be entered into without the consent of the affiliated practice. [Forward SA, Section 4.10]. The collection policies and procedures associated with open accounts are either directed by the affiliated practice through the Financial Policy or significantly influenced by laws and regulations at the state level, rather than being dictated or set by us. Accordingly, our administrative staff acts in accordance with an affiliated practice’s written Financial Policy between it and its patients. The provisions of the Financial Policy include the following:

•

Promise to pay. Patient agrees to be financially responsible for charges to the account including any amounts that are not reimbursable by third-party payors. Amounts are payable when a statement of account is provided to the patient indicating the amount due. The promise to pay provision is defined by applicable state laws or regulations for open accounts.

•

Fees for missed appointments. Patient agrees to pay stated fees for missed appointments or failure to cancel appointments without sufficient notice. The missed appointment provision, including the fee, if any, is determined by the affiliated practice, not by us or the Policy Board.

•

Fees for late payment. Patient agrees to pay specified fees for late payment of balances due on account. The late payment provision is determined by the affiliated practice, not by us or the Policy Board. In many states, the grace period and/or the maximum fee is dictated by applicable law or regulation.

•

Fees for returned or denied payments. Patient agrees to pay specified fees for a check or other form of payment that has been made on an account that is returned unpaid. The returned payment fee provision is determined by the affiliated practice, not by us or the Policy Board. In many states, the maximum fee is dictated by applicable law or regulation.

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Collection costs. Patient agrees to be financially responsible for collection agency or attorney fees for collection of past due balances. The collection costs provision is determined by the affiliated practice, not by us or the Policy Board. In many states, the maximum fee is dictated by applicable law or regulation and in certain states is not permitted.

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Credit reports. Patient agrees that late payments, missed payments or defaults on account may be reported to credit reporting agencies. The credit report provision is determined by the affiliated practice, not by us or the Policy Board. In some states, specific disclosure language is dictated by applicable law or regulation.

The procedures for handling delinquent accounts, including the write-off of such balances and the transfer of such accounts to collection agencies or attorneys, is not undertaken without approval of the affiliated practice or the dentist of the affiliated practice who was the provider of the dental care as provided specifically in Section 4.11(c) of the Northland SA and the Forward SA . There are three important factors considered in determining how delinquent accounts are handled:

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Small balances. Some of the affiliated practices establish a threshold under which we are directed to write off balances rather than issue account statements for such small balances or attempt to collect such small balances.

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Collection agencies or attorneys. The affiliated practices choose the collection agencies or attorneys they wish to utilize for delinquent accounts. These collection agencies are licensed at a state level and the procedures they use for collection are tightly regulated, rather than being directed or dictated by an affiliated practice or by us.

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Patient dismissal. Some of the affiliated practices, as a matter of policy, dismiss patients that refuse to make payment in a timely manner. This decision is made by the affiliated practice, rather than by us.

Other provisions of Section 4.11 of the Northland SA and the Forward SA primarily relate to our treasury responsibilities acting as agent for an affiliated practice and how funds received from patients and insurance companies on behalf of an affiliated practice are to be handled by us.

In summary, (i) the Policy Board can make recommendations to an affiliated practice on its billing and collections policy but an affiliated practice is not required to accept the recommendations and (ii) we accept responsibility for billing and collection activities but these activities are in accordance with the Financial Policy between an affiliated practice and patient. As such, we do not have contractual power through the service agreement to control the elements composing an affiliated practice’s collection policies.

7.	We note in your response to comment six of our letter dated February 25, 2011 that you analyzed your service agreements with the affiliated practices and have determined that you have no contractual obligation to absorb any losses of the affiliated practice or bear their financial obligations, and that the owners of the affiliated practices have the obligation to absorb the losses of the affiliated practices and have sole discretion over the use and distribution of their gains. To provide insight into the ability of the affiliated practices to direct the activities that most significantly impact the entity’s economic performance, supplementally please provide the agreements of the professional corporations, associated with Metro Dentalcare and Barzman, Kasimov & Vieth transactions. Alternatively, you may provide us with an analysis of the rights and responsibilities that significantly affect the economic performance of these professional corporations. In addition, please confirm that the rights and responsibilities of these professional corporations are representative of all of your affiliated practices.

The Company’s Response:

At the time we enter into a service agreement with a dental practice, that dental practice has previously been organized as an entity, in most cases as a professional corporation, under applicable state law. We do not organize or establish the professional corporation and we do not control, maintain or in most cases have access to the organizational documents related to the professional corporation following any due diligence we may have undertaken in connection with the initial transaction. Further, we have no authority to disclose the terms of any agreements that have been entered into by these professional corporations or their dentist-owners with any third-party other than us, and we have entered into confidentiality agreements with the affiliated practices that restrict our ability to disclose such confidential information. Therefore, our response to your comment is necessarily limited to the terms and provisions of the service agreements we have entered into with the affiliated practices, and we have specifically referenced provisions below from the Northland SA (Metro Dentalcare). As discussed in our response to comment 2, we did not enter into a service agreement with BKV. Except for the service agreement, there are no other agreements, contracts or understandings between an affiliated practice and us for us to absorb any losses of the affiliated practice or bear their financial obligations. Accordingly, the dentists-owners of the affiliated practices have the obligation to absorb the losses of the affiliated practices and have sole discretion over the use and distribution of their gains.

The affiliated practice has its own internal governance structure, which is not in any way controlled by us, and matters involving tax planning, investment planning, and internal management, control, or finances of the affiliated practice, including without limitation the compensation of dentists employed or retained by the affiliated practice, remain the sole and exclusive responsibility of the affiliated practice and its owners. [Northland SA, Section 2.4].

Under the service agreements we enter into with the affiliated practice, we incur costs associated with the dental facilities that are reimbursed by the affiliated practice. [Northland SA, Section 7.1]. We may also make advances to the affiliated practice under the terms of the service agreement, and all such advances are reimbursed by the affiliated practice. [Northland SA, Section 7.2]. Finally, the affiliated practice pays us a service fee as compensation for the services we provide under the service agreement. The affiliated practice has the right to a distribution of remaining Provider Retained Earnings (as defined in Exhibit A to the Northland SA), after payment of all fees and expenses. [Northland SA, Section 4.12(b)]

The relationship between us and the affiliated practice is that of independent contractor. Neither party is allowed to exercise control or direction over the manner or method by which the other performs the services that are the subject matter of the service agreement. [Northland SA, Section 9.2]. Instead, the sole intention of the parties to the service agreement is for the non-dental administrative and management services to be rendered by us to the affiliated practice so as to enable the affiliated practice to devote its full time and energies to the professional conduct of its dental practice and provision of dental care to its patients and not to administration or practice management. [Northland SA, Section 9.1].

Outside of the relationship between an affiliated practice and us as embodied by a service agreement, the affiliated practice may enter into transactions and activities of which we may or may not be aware that affects their economic performance.

We confirm that the rights and responsibilities discussed above are representative of all of our affiliated practices.

(3) Accounts Receivable, net and Net Revenue, page 60

8.	We note in disclosure on page 28 that the total patient revenue of practices affiliated with you by means of service agreements was $394 million and $392 million for the years ended December 31, 2009 and 2008. We also note that you recorded revenues earned under service agreements of $247 million and $245 million while the amounts retained by affiliated practices were $147 million and $146 million for the years ended December 31, 2009 and 2008. Please tell us how you considered this in your analysis of determining which entity has the right to receive benefits from the affiliated practices that could potentially be significant to the variable interest entity and explain to us the basis for your conclusion. Refer to FASB ASC 810-10-05-8A(b).

The Company’s Response:

Our net revenue recognized from service agreements includes business service fees earned by us pursuant to the terms of the service agreements with the affiliated practices, as well as reimbursement of the expenses of the dental facilities paid by us on behalf of the affiliated practices.

During the years ended December 31, 2009 and 2008, we were reimbursed by the affiliated practices for dental facility expenses in the amount of $187 million and $188 million, respectively. These expenses are accounted for on an accrual basis when incurred and are billed to the affiliated practices at our cost. As these expenses are billed at cost, they do not provide economic benefit or profit to us. In considering which entity has the right to receive benefits from the affiliated practices, we evaluated the economic amounts remaining after payment of these dental facility costs. Pursuant to ASC 810-10-05-8A(b), we do not have the obligation to absorb losses or the right to receive benefits of the affiliated practices and as outlined below, we concluded the affiliated practices retain the majority of the economic benefits (in thousands):

	Twelve Months Ended December 31,
	2009		2008
	$	% total	$	% total

Patient revenue of the affiliated practices	$394		$392
Less: reimbursement of dental facility expenses	187		188

Net amount remaining	$207		$204

Amounts retained by the affiliated practices	$147	71%	$147	72%
Business services fees paid to American Dental Partners	$60	29%	$57	28%

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at 781-224-0880.

Sincerely,

/s/ Gregory A. Serrao
Gregory A. Serrao
Chairman, President and Chief Executive Officer